SOCIAL REALITY, INC.

March [*], 2012

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Telephone Number: (202) 551-3715

RE:        Social Reality, Inc.

Registration Statement on Form S-1

Filed January 24, 2012

File No. 333-179151

Dear Mr. Spirgel:

We are submitting this letter in response to your comments of February 16, 2012, with regard to the above referenced filing of Social Reality, Inc. (“Company”). This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

General

1.          We note you are registering for resale 1,447,107 shares of common stock. Not counting the registration of 1,000,000 shares held by your affiliate, Moises Investment Group, it appears you are registering all of your non-affiliate shares which you issued in a private placement that closed on January 20, 2012. Based on the significant number of nonaffiliated shares being registered, it appears you are conducting an indirect primary offering in which the selling stockholders are acting as conduits for the company to create a trading market in the company’s securities. We also note you disclose that selling stockholders will sell at a price of $0.8111 per share until a market develops in your shares. However, please refer to Rule 415(a)(4) regarding at-the-market offerings. Under this rule, because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering. Therefore, please fix the offering price for the duration of the entire offering (not until a market develops in your shares) and identify all of the selling stockholders as underwriters (not may be deemed underwriters).

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If you disagree, provide us with a detailed analysis as to why the offering by your nonaffiliated shareholders should be considered a secondary offering. Your analysis should include, but not be limited to, explaining the relationship between the company and selling shareholders, any relationships among the selling shareholders, the manner in which each selling shareholder received the shares, how long the selling shareholders have held their shares, and the dollar value of the shares being registered in relation to the proceeds you received from the selling shareholders for the shares. Please also identify if any of the selling shareholders is in the business of buying and selling securities or confirm that this is not the case.

In the alternative, revise your offering to be more consistent with a bona fide secondary Offering;

Response:	We revised our offering to be more consistent with a bona fide secondary offering by removing Moises Investment Group’s holdings from the shares being registered. As a result, we are registering approximately 12% of the issued and outstanding Class A Common Shares.

2.          Please include a Prospectus Summary section highlighting the material aspects of your registration statement.

Response:	We have reviewed your comment as well as the length and complexity of the offering and prospectus information as provided for in Item 503 of Regulation S-K. At this time, we feel that the information contained in the prospectus is fairly short and the offering is not complex. Accordingly, at this time we are not including a summary section.

3.          Please provide audited financial statements as of and for the two years ended December 31, 2011. Refer to Rules 8-02 and 8-08 of Regulation S-X.

Response:	We have provided audited financial statements as of and for the two years ended December 31, 2011.

Table of Contents

4.           Please include pro forma capitalization and dilution tables reflecting your revised capitalization effective January 1, 2012.

Response:	We have revised our disclosure in the financial statements to include pro forma balance sheet at December 31, 2011. Since this is a secondary offering and there will be no proceeds to the company from the offering we have not included a dilution table.

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Risk Factors, page 4

5.          We note your statements on page 8 that you are subject to federal, state, and foreign laws regarding privacy and protection of member data. Please revise this section and your Risk Factors to address additional regulations related to your business model. Specifically, consider federal regulations by the Federal Trade Commission addressing online advertising and endorsements. Refer to FTC news release dated October 5, 2009 available online at http://www.ftc.gov/opa/2009/10/endortest.shtm that announces the adoption of the Guides Concerning the Use of Endorsements and testimonials in Advertising. The adopting release is available online at: http://www.ftc.gov/os/2009/10/091005endorsementguidesfnnotice.pdf.

Generally, the Guides advise advertisers on how to keep their endorsement and testimonial ads in-line with the FTC Act. Please refer to Item 101(h)(4)(ix) of Regulation S-K and tell us how these governmental regulations affect your business. Specifically we note example 5 under 16 CFR Sec. 255.1 may apply to you. Please advise and revise accordingly.

Response:	We have revised our disclosure to discuss the Guides and included a discussion on government regulation in the business section of our registration statement.

6.        In addition, please consider the FTC’s action In the Matter of Reverb Communications, Inc., et al. available online at http://www.ftc.gov/os/caselist/0923199/index.shtm. Please advise us as to how this may apply to your business and revise your disclosure accordingly.

Response:	We have reviewed In the Matter of Reverb Communications, Inc. At present we do not believe that this is applicable to us. In the Matter of Reverb Communications, Inc., employees of Reverb made posts regarding the products without acknowledging that they were being compensated by the seller as a percentage of sales. The posts frequently touted the products and gave them ratings. Generally in our campaigns, there are no items being sold. Instead, our campaigns are focused on the user engaging in a given action such as watching a commercial or voting for different charities that will then be entitled to donations dependent upon how many users view the commercial or vote. In short, the focus of our campaigns is to engage the user in an experience on behalf of our advertiser and have the user share the experience with his social network group. The amount of dialog or review is generally limited to “likes” or will be accompanied by a statement such as “I just voted for xyz, you should also vote for xyz” or “I enjoyed the video, you should watch it as well.” As previously stated, our users are generally not compensated for their actions. In these instances, we are compensated to: (i) develop the campaign; (ii) provide media buys, and (iii) develop the application to be used in connection with the campaign such as the voting engine. Although we are compensated by our customers, the success or failure and, accordingly, a portion of our compensation, is derived from how long the user remains engaged in the campaign, ie, did the user view the desired video or commercial in its entirety. Alternatively, we are paid on a CPI basis with regard to banner advertisement we sell. Accordingly, we do not believe that our campaigns or banner sales would constitute the type of behavior discussed In the Matter of Reverb Communications, Inc.

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7.          Please tell us whether you would be considered a penny stock if a market develops for your shares and revise to include the risks incident to being a penny stock.

Response:	We have revised our disclosure to include risk factors incident to being a penny stock.

We will require additional financing to expand our business, page 4

8.           This risk presented in this factor seems to concern dilution of your shareholders. Please revise to more clearly present this risk in the header/caption. Currently your header/caption concerns the requirement for additional financing.

Response:	We have revised our disclosure to more clearly present the risk in the header/caption.

If we are unable to maintain a good relationship with Facebook…, page 4

9.           We note you generate substantially all of your revenues through Facebook. We also note you have not filed your agreement with Facebook that contains the standard terms and conditions. Please file this material agreement.

Response:	We are subject to Facebook’s standard developer’s agreement which is included in their webpage. We have added the agreement as an exhibit to the Registration Statement.

10.           We note you disclose Facebook may change how personal information of its users is made available to application developers or restrict how users can share information with their friends on their platform. We also note in early 2010 Facebook changed its policies for application developers regarding use of its communication channels. Please revise to discuss more specifically how Facebook’s changes or restrictions affected your business.

Response:	We have revised our disclosure to discuss more specifically how Facebook’s changes or restrictions affect our business.

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Our revenue could decline if we fail to effectively manage our media inventory, page 5

11.           Identify with specificity the “existing advertising space and content,” the “acquisition of additional content publishers” and “creation of certain custom applications” to which you refer.

Response:	We have revised our disclosure as requested.

System failures could significantly disrupt our operations …, page 6

12.           We note the disclosure concerning your vulnerable computer systems and servers. We also note that you do not have property and equipment recorded on your balance sheet. Please clarify your disclosure as to whether these systems and servers are located inhouse or hosted through third parties, and describe how they are accounted for in the financial statements.

Response:	We have revised our disclosure to clarify that our servers are provided by and hosted through third parties on month-to-month service contracts. There are no equipment leasing agreements. The cost associated with these servers is accounted for as an operating expense.

Government enforcement actions, changes in government regulations …., page 8

13.           We note your statement at the end of this risk factor that you do not use any form of spam or spyware and that you have policies to prohibit abusive Internet behavior, including prohibiting the use of spam and spyware by your Web publisher partners. Please revise to detail which specific policies apply to which groups of your “Web publisher partners,” describing and differentiating distinct subgroups, discuss your monitoring of the Web publisher partners to ensure compliance with your policies, if any, and provide us with your analysis as to the chain of liability as between and among your customers, your publishers and you for any FTC violations under applicable FTC Guides.

Response:	We have revised our disclosure in the business section and risk factors section to clarify that we have no compliance procedure and that we currently do not have any internal policies and instead rely on the policies of our partners.

Our Business, page 14

General

14.           Please revise and expand this section to clearly relay your actions of agency for your online advertising campaigns and programs, as described in your Revenue Recognition section on page 36. Reconcile all disclosure accordingly. Describe the development and management of social media marketing, identifying how your use of publishers fits within this statement. Discuss the agreements you enter into with customers seeking to advertise via your social media-based platform. Include discussion of general terms such as duration and fees, and if the agreements are written.

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Response:	We have revised our disclosure in the business section and risk factors section to clarify that we sell our publishing partners’ media and do not create media ourselves. Moreover, we have described how publishers fit within our business model. Additionally, we have described the nature of our agreements and provided an overview of how our fees are determined.

15.           Similarly, discuss the agreements ambassadors, endorsers, and publishers enter into in order to receive cash compensation or other incentives for their participation. Include disclosure of general terms as well as a discussion of any penalties or fees endorsers may face for discontinuing their participation with your platform.

Response:	We have revised our disclosure to better discuss how each group fits into our business model and how we are compensated.

16.           Revise your Business section to expand your discussion about your customers. For example, tells us how many customers you estimate you currently have and how they are recruited.

Response:	We have revised our disclosure as requested.

Our Campaigns, page 15

17.           We note your use of brand ambassadors. Please explain their role in more detail. That is, address whether you hire ambassadors as consultants or employees. Detail these ambassadors’ actions and on what deliverables and metrics you base the compensation you pay them. Explain exactly what you mean by achieving marketing objectives “through a self-replicating viral process.” Also, explain whether there are any laws or regulations affecting their endorsements of products and services. In specific, provide an analysis of whether FTC truth-in-advertising rules apply to brand ambassadors.

Response:	We have revised our disclosure and removed the reference to ambassadors. Additionally, we have better described the functions of users and participants in our campaigns.

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Our Customers, page 15

18.           We note your discussion of two distinct customer bases: (i) online publishers, and (ii) direct marketers, brand advertisers, and advertising agencies that service these brands. We also note you present certain categories of your products and services such as traditional banner advertising, social engagement advertising, and custom builds. To help investors better understand your business, please explain to which customer bases you mainly sell these categories.

Response:	We have revised our disclosure with regard to customer base and provided clarification as to what goods and services we sell to what clients.

19.           Explicitly state how “engagement” is measured. Explain your use of publishers in “peer to peer referral” and how this method of advertising works exactly. Clarify your use of the word “peer,” when the publisher is paid or otherwise compensated. Identify the “tangible results” to which you refer. Detail the steps you take in “arranging and facilitating partnerships with large Facebook applications, etc.” Identify the “large Facebook applications” to which you refer. List your proprietary technologies and discuss the steps you take to “create” brand ambassadors for your customers. State how you secure “participants,” and what steps they take to “spread the word.” Describe “other marketing initiatives” referenced here.

Response:	We have revised our disclosure to either provide the information requested or have removed reference to such information where not material to an understanding of our business.

20.           Revise your third paragraph under this section on page 15 to break out all relevant actions taken by you, your “publisher partners,” and other parties, stating what results are achieved.

Response:	We have revised our disclosure to either provide the information requested or have removed reference to such information where not material to an understanding of our business.

Custom Build, page 18

21.           We note you present examples of custom build advertising but, based on their small font size, the examples are not discernible. Please revise to make clear your examples. Please also provide them to us supplementally.

Response:	We have revised our disclosure as requested and will provide such images supplementally.

22.           Detail the “campaign analytics” you collect, and how you ensure compliance with all relevant FTC Guides doing same. Disclose the “tracking and engagement technology you are building. Further, disclose how you “follow” individual promoters and credit them with rewards, identifying the rewards, including the “specific offers” you reference. Discuss the goals they must meet and exactly what qualifies as “sharing,” including more specificity with your referenced “various activities, offers and programs,” and what you mean by “friends.”

Response:	We have revised our disclosure as requested.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview, page 22

23.           We note you deliver social media advertising campaigns and programs through Facebook applications and high traffic, targeted websites. Please revise to provide examples of these applications and websites. We note similar disclosure in the last paragraph on page 14. Please provide consistent disclosure throughout your prospectus.

Response:	We have revised our disclosure as requested and will provide such information in the risk factors and business sections of the prospectus.

Results of Operations, page 23

24.           We note your revenues are generally driven by sales of targeted and measurable online advertising campaigns and programs to brand advertisers and advertising agencies which are recognized on a net basis. We also note revenues are driven by revenue from sponsored and custom campaigns. We note your prior disclosure on pages 16 to 18 that describe different categories of your services and products. To help investors better understand your business, please explain which categories align with the different kinds of revenue.

Response:	We have revised the disclosure to indicate which revenue categories align with the different kinds of revenue (gross vs. net).

Liquidity and Capital Resources, page 24

25.           We note your equity financing in 2011 for $100,000. We also note your disclosure under Item 15 on page 48. Your equity financing of $100,000 is not apparent from page 48. Please advise and revise as necessary. Also, we note the third bullet point on page 48 discusses a financing of $300,000 which does not appear in the Liquidity section. Please advise and revise.

Response:	We have revised the disclosure under Item 15 to include the equity financing of $300,000. We have also revised the Liquidity section to include the equity financing of $300,000.

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SOCIAL REALITY, INC.

Executive Compensation, page 26

26.           Please tell us whether Mr. Miglino and Ms. DeRuggiero may set their own compensation because they make up a majority of the board of directors. If so, revise your disclosure to state they may set their own compensation and annual and discretionary bonuses (if any).

Response:	We have revised our disclosure to state that Mr. Miglino and Ms. DeRuggiero comprise a majority of the board and, accordingly, have substantially the ability to set their own compensation, including annual and discretionary bonuses.

27.           Also, because Mr. Miglino and Ms. DeRuggeriro are employees and directors, disclose who will determine whether termination occurred without cause, for good reason, or for cause, death, disability and without good reason.

Response:	We have revised our disclosure to state that the determination as to whether termination occurred without cause, for good reason, or for cause, death, disability and without good reason will be made by a majority vote of the board and in compliance with the provisions of the respective employee’s employment agreement.

Certain Relationships and Related Transactions, page 27

28.           We note your disclosure under this section. Please remove this disclosure because, per Instruction 5 to Item 404(a) of Regulation S-K, compensation disclosed under Item 402 for directors and executive officers need not be disclosed.

Response:	We have revised our disclosure as suggested.

29.           Please refer to Item 404(d) of Regulation S-K and provide the required disclosure regarding related party transactions. In this regard we note your disclosure in the second and third bullet points under Item 15 on page 48. Please advise whether this disclosure should be presented in this section and whether the consultants should be named as promoters (and if not, why).

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Response:	We do not believe the information contained in the second and third bullet point are required to be presented. The consultants and investor referenced in the second and third bullet points are not officers or directors of the Issuer. Additionally, pursuant to Item 403(a), the consultants and investor would not be considered beneficial owners of 5% or more of the issuers voting securities as the securities acquired at the time were a non-voting membership interest. The consultants and investor became subject to being reported pursuant to Item 403 of Regulation S-k upon converting their interest to Class A common shares which are voting. Instruction to Item 404 (b) states that disclosure need not be provided regarding any transactions that occurred at a time before the related person became one of the enumerated persons in Instruction 1.a.i., ii., or iii. to Item 404(a) if the transaction did not continue after the related person became one of the enumerated persons.

Additionally, with respect to whether the consultants and the investor are promotors, the term “promoter” under Rule 405 is defined as: i. Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or ii. Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise. A common element in the definition of the term promoter in Sections 1(i) and (ii) under Rule 405 is a requirement that a person be involved in “founding and organizing of the business of an issuer.”

In this case, the issuer was formed in 2009 and began operations in May of 2010. The shares issued to the consultants were issued in June of 2011 relating to services to be provided to the issuer. At the time of receipt, the issuer was already founded and operating. Shares issued for legal services were issued as partial payment for legal services provided and for a discount in future legal services. Consultant fees were paid in exchange for business consulting services including the identification of possible acquisition candidates, introduction to customers, and general matters connected to the business. The issuer had no contact with the consultants prior to May of 2011 and, accordingly, the consultants could not have been promoters. Additionally, neither the business consultants nor law firm received 10% or more of any class of the issuers securities nor received any proceeds from the sale of securities. With regard to the investor, the investor received his interest solely in exchange for an investment of cash in the company and has provided no additional services. Specifically, he provided no services with regard to the founding or organizing of the issuer.

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30.           We also note disclosure under Note 3—Member’s Equity on page 45. Please advise as to whether this disclosure also should be presented under Item 404 (and if not, why).

Response:	The Member’s Equity on page 45 is the issuances referred to in comment 29 above. Please see response to comment 29 above with regard to inclusion in this section.

Item 15.           Recent Sales of Unregistered Securities, page 48

31.           Please provide the exact dates of sale of your securities. Refer to Item 701(a) of Regulation S-K.

Response:	We have revised our disclosure to include the exact dale of the sale of our securities.

Report of Registered Public Accounting Firm, page 31

32.           We note that RBSM LLP of New York does not appear to be registered with the PCAOB. Please amend your registration statement to include financial statements which are audited by a firm that is registered with the PCAOB. Refer to PCAOB Rule 2100.

Response:	We have verified that RBSM LLP is registered with the PCAOB. Additionally, RBSM has contacted the SEC and has confirmed their registration.

Financial Statements

Revenue Recognition, page 36

33.           We note that you recognize revenues from sales of advertising campaigns and programs “on a net basis as the Company acts as an agent … and the payments to the websites are based on cash actually collected, rather than fees billed.” Please clarify this disclosure, and advise us in detail, so that the nature of what you are recognizing as revenue, including how your fees are determined and how cash flows to the company, is made wholly transparent. Tell us if you collect cash on behalf of your clients and if so, explain how you account for this cash and how you report it in your financial statements.

Response:	We have revised the disclosure to remove the reference to the Registrant acting as an agent in the transactions. We are not an agent for our clients and do not collect cash on behalf of our clients. We have clarified the disclosure to state that our revenue that is recognized on a net basis is recorded as such because “the payments to the websites on which the advertising is placed for these specific transactions are based on cash actually collected from the advertisers and agencies, rather than the actual fees billed to the advertisers and agencies”.

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Accounts Receivable, page 39

34.           We note the significant carrying amounts of your accounts receivable for the periods presented. Tell us your typical billing terms and your collection history with your customers. Include in your response the total amount of the accounts receivable as of September 30, 2011 that has since been collected and provide us an aging schedule as of your most recent balance sheet date. Also explain to us why you believe it is not necessary for you to record an allowance for doubtful accounts.

Response:	Typical payment terms from our customers are 90 – 120 days. Of our accounts receivable at September 30, 2011 of $778,041, $15,450 remains outstanding and we expect to receive these payments. One client indicates that a $15,000 payment has been sent and the balance of $450 from a second client will be received in conjunction with the payment of a subsequent invoice from the same client.

We are attaching an accounts receivable schedule as of December 31, 2011, with subsequent receipts and comments on the unpaid balances. We do not believe that an allowance for doubtful accounts is necessary since we have not experienced any losses from uncollected receivables and our clients have not disputed the amounts owed.

Income Statement, page 33

Condensed Income Statements, page 40

35.           Revise your unaudited pro forma weighted average shares to reflect the total combined number of shares of Class A and Class B stock outstanding of 12,328,767 as of December 31, 2010 and September 30, 2010.

Response:	We have revised our pro forma weighted average shares to reflect the total combined number of shares of Class A and Class B stock outstanding of 12,328,767 at December 31, 2011 and 2010.

Condensed Balance Sheets, page 39

36.           Please provide a pro forma balance sheet alongside your most recent historic balance sheet to give effect to your revised capitalization in connection with the conversion to a Delaware corporation.

Response:	We have included a pro forma balance sheet alongside our most recent historical balance sheet (December 31, 2011) to give effect to the revised capitalization in connection with the conversion to a Delaware corporation.

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Exhibit 5.1

37.           The Silvestre Law Group, P.C. opines that it is “of the opinion that the securities being sold pursuant to the Registration Statement are duly authorized and will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable.” It is our understanding that the shares being registered have already been issued when your private placement closed on January 20, 2012. Please revise as necessary.

Response:	The Silvestre Law Group has updated their opinion pursuant to your comment.

Sincerely,

/s/ Christopher Miglino

Christopher Miglino

Chief Executive Officer

Social Reality, Inc.

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Social Reality

A/R Aging Summary

As of December 31, 2011

	Current	1 - 30	31 - 60	61 - 90	91 and over	Total		Collected	Open
Aflac Headquarters				8,501.00	45,000.00	53,501.00	Paid 3/23/12	53,501.00	-
AKQA	7,484.87	34,132.76		843.00		42,460.63	$843 paid 1/6/12; $34,132.76 paid 2/6/12	34,975.76	7,484.87
Bastyr Center For Natural Health		1,119.34			450.00	1,569.34		-	1,569.34
Carmichael Lynch					21,290.00	21,290.00	Paid 1/6/2012	21,290.00	-
Delta Dental					15,000.00	15,000.00			15,000.00
Gallo	20,000.00	20,000.00				40,000.00	Paid 1/19/12	40,000.00	-
Kresma	6,735.21	1,663.40				8,398.61	Paid 3/23/12	8,398.61	-
Media Vest	50,000.00			12,000.00		62,000.00	$12,000 paid 3/5/12, $50,000 paid 3/30/12	62,000.00	-
Saatchi & Saatchi Los Angeles	84,926.01	85,153.56		101,080.00		271,159.57	$247,967.41 paid 3/5/12, $23,192.16 paid 3/30/12	271,159.57	-
Sapient Nitro		43,459.00		3,541.00		47,000.00	$3,541 paid 1/6/12; $43,459 paid 2/16/12	47,000.00	-
Starcom Financial Services		76,387.78	4,357.66	69,695.00		150,440.44	Paid 3/30/12	146,082.78	4,357.66
Zenith Media					100,000.00	100,000.00	Paid 1/6/12	100,000.00	-
TOTAL	$169,146.09	$261,915.84	$4,357.66	$195,660.00	$181,740.00	$812,819.59		$784,407.72	$28,411.87

Comments
Aflac Headquarters
AKQA	Payment expected April
Bastyr Center For Natural Health	Payment expected April
Carmichael Lynch
Delta Dental	Delta Dental indicates mistake on their end. They are working on payment. They sent a copy of a check dated 3/12. we are tracking down the payment.
Gallo
Kresma
Media Vest	12/31/11 invoice sent January. Payment takes 90-120 days.
Saatchi & Saatchi Los Angeles	Saatchi and Saatchi is paying according to their payment schedule. Social Reality has billed the revenue as earned. Therefore the difference in collection is due to a timing difference due to Saatchi's internal accounting
Sapient Nitro
Starcom Financial Services	Unpaid. Their calculated amount did not equal SR invoices so they didn't pay. They also neglected to contact SR about the discrepancies (approximately $4,000). Chris called on or about 3/7/12. They said quickest way to get paid is to reissue invoices with their amounts and then rebill for the difference. The open amount is for the reinvoice
Zenith Media

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